Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AmREIT, Inc.

We consent to the use of our report dated March 5, 2012, except as to the Subsequent Events section of note 2, which is as of July 23, 2012 with respect to the consolidated balance sheets of AmREIT, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011 and the related financial statement schedule, which appears in Amendment No. 4 to the registration statement on Form S-11 of the Company, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

July 23, 2012